September 19, 2024

Mitchell Mechigian
Chief Executive Officer
Fifth Era Acquisition Corp I
PO Box 1093 Boundary Hall
Cricket Square, Grand Cayman
KY1-1102, Cayman Islands

       Re: Fifth Era Acquisition Corp I
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 26, 2024
           CIK No. 0002025401
Dear Mitchell Mechigian:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 15, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Cover Page

1. Please revise to state the amount of compensation received or to be received by, and the amount of securities issued or to be issued to, the sponsor, its affiliates, and promoters. In this regard, we note your disclosure in the summary and on page 117 regarding repayment of loans, fees for services, office space and administrative services, working capital loans, fees for advisory services, and compensation that may be paid to Mr. Mechigian. Please also revise to discuss whether the compensation to be paid and securities issued to the sponsor, its affiliates, and promoters may result in a material dilution of the purchasers'
       equity interests. Provide a highlighted cross-reference to all locations of the related
 September 19, 2024
Page 2

       disclosures in the prospectus. See Regulation S-K, Item 1602(a)(3). Lastly, please also include on the cover page the total percent interest that the Class B shares and private placement warrants will represent after the completion of the offering.
2. We note your disclosure on page 83 that the non-managing sponsor investors have expressed an interest in purchasing substantially all of the units in this offering. Please revise here and elsewhere where applicable to disclose the maximum aggregate percentage of the offering that could be purchased from these investors. In addition, clarify whether the purchase of units in the offering is conditioned upon their potential indirect purchase of private placement warrants and founder shares. In this regard, we note your statement on page 22 that the non-managing sponsor investors will potentially have different interests than the public shareholders because of their indirect ownership of founder shares. Finally, please file any agreements or form of agreements with the non-
       managing sponsor investors as exhibits or advise us why they are not material.
3. We note disclosure in the ninth and eighteenth paragraphs regarding potential conflicts of interest. Please clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters as one group, and purchasers in the offering as another group. See Item 1602(a)(5) of Regulation S-K.
4. Please revise your cross-references to the dilution and conflicts of interest disclosures to provide a cross-reference to all the locations of related disclosures in the prospectus. See
       Items 1602(a)(4) and (5) of Regulation S-K.
Summary
Our Sponsor, page 2

5. Please revise to balance your discussion of the SPAC experience of your management team by briefly describing the material terms of the pending business combination transaction between Blockchain Coinvestors Acquisition Corp I and Linqto, Inc. and any
       related financing transaction(s). In addition, expand your discussion to explain that in recent years, a number of target businesses have underperformed financially post-business combination, as you further discuss on page 62.
Business Combination Criteria, page 6

6. We note your response to prior comment 1. Please revise your disclosure beginning on page 6 to discuss how the terms of additional financings may impact investors. In this regard, we note your disclosures that you intend to effectuate your initial business combination using cash from, among other sources, the proceeds of the sale of your shares pursuant to forward purchase agreements or backstop agreements, that you may raise funds through the issuance of equity-linked securities, and that you intend to target an initial business combination with an enterprise value between $1.0 and $3.0 billion. Refer to Regulation S-K Item 1602(b)(5).
Sponsor Information, page 9

7. Please expand the table on page 10 to include the anti-dilution adjustment of the founder shares and the nature and amount of compensation received or to be received by
       Mr. Mechigian. Please also revise the table to reference the payment of consulting, success or finder fees to your advisors and any salaries or fees to be paid to the sponsor
 September 19, 2024
Page 3

       and/or its affiliates for their services in particular transactions in connection with the initial business combination. See Regulation S-K Item 1602(b)(6).
8. In the disclosure appearing outside the table on page 10 where you discuss the dilutive impact of the founder shares and the anti-dilution provisions in the founder shares, please expand to discuss the extent to which the other items of compensation and any securities issuances referenced in the table may result in a material dilution of the purchasers' equity interests. See Item 1602(b)(6) of Regulation S-K.
9. Please revise the tables beginning on page 11 and 118 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.
Ability to extend time to complete business combination, page 28

10. Please expand to disclose whether there are any limitations on extensions of time to complete an initial business combination, including the number of times you may seek to extend.
Conflicts of Interest, page 41

11. Please revise your disclosure in this section to clearly state the conflicts with purchasers in the offering. See Item 1602(b)(7) of Regulation S-K.
12. Please provide the basis for your statements on pages 41, 42 and elsewhere that you do not believe the fiduciary duties or contractual obligations of your sponsor, officers, or directors, or their conflicts of interest, will materially affect your ability to complete an initial business combination.
Summary of Risk Factors, page 46

13. Please revise your second risk factor to indicate that if the non-managing sponsor investors purchase the full amount of the units for which they have expressed an interest, you may not need any public shares sold in this offering to be voted in favor of the business combination, as you state on page 83.
Risk Factors
Risks Relating to our Search for, and Consummation of or Inability to Consummate, a Business
Combination..., page 48

14. We note your response to prior comment 3. However, your registration statement still indicates that your sponsor, initial shareholders, directors, officers and their affiliates may elect to purchase shares or public warrants from public shareholders, which may influence a vote on a proposed business combination. It is unclear how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender
       Offer Rules and Schedules Compliance and Disclosure Interpretation
166.01 for
       guidance.
We may not be able to complete an initial business combination... , page 71

15. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. If so, revise to address how this fact could impact your ability to complete your initial business combination.
 September 19, 2024
Page 4

The non-managing sponsor investors have expressed an interest to purchase substantially all of the units in this offering..., page 83

16. Please expand your disclosure to clarify the basis for your statement that you do not expect any purchase of units by the non-managing sponsor investors to negatively impact your ability to meet Nasdaq listing eligibility requirements. Dilution, page 101

17. We note that one assumption used to calculate the dilution table is that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing in sought to facilitate an initial business combination. Please expand your disclosure to highlight that you may need to do so as you intend to seek an initial business combination with a target company with an enterprise value significantly greater than the net proceeds of the offering and the sale of private placement warrants, as stated on page 6 of your prospectus.
Sponsor Information, page 117

18. In your compensation table, please revise to include the anti-dilution adjustment of the founder shares, the payment of consulting, success or finder fees to your advisors, and any salaries or fees to be paid to the sponsor and/or its affiliates for their services in particular transactions in connection with the initial business combination. See
Item 1603(a)(6) of
       Regulation S-K.
19. We note that the non-managing sponsor investors will hold membership interests in the sponsor. Please disclose the persons or affiliated groups who may have direct or indirect material interests in the sponsor, as well as the nature and amount of their interests. See
       Item 1603(a)(7) of Regulation S-K.
Executive Officer and Director Compensation, page 144

20. We note your principal executive officer may receive compensation. Revise to provide all information required by Item 402 of Regulation S-K, including a description of the material terms of any plan or arrangement, whether written or unwritten, pursuant to which Mr. Mechigian may be compensated. Also file the plan (or if not set forth in any formal document, a written description thereof) as an exhibit pursuant to Regulation S-K
       Item 601(b)(10)(iii)(A).
       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
 September 19, 2024
Page 5
cc:   Stuart Neuhauser, Esq.